Exhibit 99.2

Cheetah Mobile Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: CMCM)

NOTICE OF ANNUAL GENERAL MEETING

To be held on May 20, 2016
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Cheetah Mobile Inc. (the “Company”) will be held at Kingsoft Tower, No. 8 Lianshan Alley, Jingshan Road, Jida, Zhuhai, Guangdong, China on May 20, 2016 at 9:30 a.m. (local time).  No proposal will be submitted for shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on April 29, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.cmcm.com, or by writing to Ms. Helen Jing Zhu, Cheetah Mobile Inc., Hui Tong Times Square, No. 8, Yaojiayuan South Road, Chaoyang District, Beijing 100123, PRC or by email to IR@CMCM.com.

By Order of the Board of Directors,
Cheetah Mobile Inc.

/s/ Sheng Fu
Sheng Fu
Chief Executive Officer and Director

Beijing, April 27, 2016